PROSPECTUS SUPPLEMENT                                            Rule 424 (b)(2)
---------------------                                 Registration No. 333-32647
(TO PROSPECTUS DATED OCTOBER 7, 1997)


                                  $200,000,000

                           WILLAMETTE INDUSTRIES, INC.

               $100,000,000 6.45% DEBENTURES DUE FEBRUARY 1, 2005

               $100,000,000 7.00% DEBENTURES DUE FEBRUARY 1, 2018
                          ----------------------------

         Interest on the Debentures is payable on February 1 and August 1 of each year, commencing August 1, 1998. The Debentures are not redeemable prior to maturity and will not be entitled to any sinking fund.

         The Debentures offered hereby will be represented by global Debentures registered in the name of the nominee of The Depository Trust Company ("DTC"). Beneficial interests in the global Debentures will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Debentures in definitive form will not be issued. The Debentures will be issued only in registered form in denominations of $1,000 and integral multiples thereof. See "Description of the Debentures."


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=============================================================================================================================
                                                 Initial Public              Underwriting                 Proceeds to
                                                Offering Price(1)             Discount(2)                Company(1)(3)
-----------------------------------------------------------------------------------------------------------------------------
Per 6.45% Debenture Due February 1,                  99.800%                     .625%                      99.175%
2005
-----------------------------------------------------------------------------------------------------------------------------
Total                                              $99,800,000                 $625,000                   $99,175,000
-----------------------------------------------------------------------------------------------------------------------------
Per 7.00% Debenture Due February 1,                  98.961%                     .875%                      98.086%
2018
-----------------------------------------------------------------------------------------------------------------------------
Total                                              $98,961,000                 $875,000                   $98,086,000
=============================================================================================================================

----------------------------
(1)      Plus accrued interest, if any, from January 30, 1998.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(3)      Before deducting estimated expenses of $205,000 payable by the Company.
                          ----------------------------

         The Debentures offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Debentures will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York, on or about January 30, 1998, against payment therefor in immediately available funds.
                          ----------------------------

SALOMON SMITH BARNEY                                        GOLDMAN, SACHS & CO.

January 27, 1998

         CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES, INCLUDING PURCHASES OF THE DEBENTURES TO STABILIZE THEIR MARKET PRICE AND PURCHASES OF THE DEBENTURES TO COVER ANY SHORT POSITION IN THE DEBENTURES MAINTAINED BY THE UNDERWRITERS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                          ----------------------------

                                 USE OF PROCEEDS

         The net proceeds to be received by the Company from the issue and sale of the Debentures offered hereby are estimated to be $197,056,000, of which $100,000,000 will be used to replace notes bearing interest at the rate of 7.00% per annum which recently matured, $44,500,000 will be used to replace medium-term notes bearing interest at the weighted average rate of 5.82% per annum due in the second quarter of 1998, and the balance of which will be used to repay overnight borrowings classified as long-term debt bearing interest at market rates. Pending such uses, the proceeds may temporarily replace short-term maturity borrowings.

                                   THE COMPANY

         The Company is a diversified, integrated forest products company which manufactures unbleached paper products, white paper products and wood-based building materials at 96 plants located throughout the United States. The Company also owns a medium density fiberboard plant in Ireland acquired in late 1996 and purchased a 46% ownership interest in a corrugated box plant located near Mexico City, Mexico, in January 1998. The Company owns or controls approximately 1.8 million acres of timberland in Arkansas, Louisiana, Missouri, North Carolina, Oregon, South Carolina, Tennessee, Texas and Washington.

         The Company has two business segments. The Paper Group segment manufactures and sells primary products including kraft liner, corrugating medium, bag paper, fine paper, hardwood market pulp and specialty printing papers, and finished products, including corrugated containers, business forms, cut sheet paper, paper bags and ink. The Building Materials Group segment manufactures and sells lumber, plywood, oriented strand board ("OSB"), particleboard, medium density fiberboard ("MDF"), laminated beams, laminated veneer lumber, wooden I-joists and other value-added wood products.

         The Company believes its strengths are its vertical integration; its geographically diverse, modern, fiber- and energy-efficient facilities; its concentration on a focused, related product range; its balance among building materials, fine paper and unbleached paper manufacturing; and an organizational structure that encourages teamwork as well as individual initiative.

                                 CAPITALIZATION

         The following table sets forth as of September 30, 1997, (i) the historical capitalization of the Company and (ii) the capitalization as adjusted to reflect the issuance of the Debentures offered hereby and the application of the net proceeds therefrom after deducting estimated offering expenses and the underwriting discount.


                                                                                   September 30, 1997

                                                                         Actual                  As Adjusted
                                                                         ------                  -----------

                                                                                  (in thousands)

Short-Term Obligations:

  Notes payable and current installments on
   long-term debt................................                     $  117,654                  $  117,654
                                                                       =========                   =========

Long-Term Obligations:

  Long-term debt, net of current installments                         $1,908,904                  $1,708,904(1)

  Debentures offered hereby......................                           --                       200,000
                                                                      ----------                  ----------

     Total long-term obligations.................                      1,908,904                   1,908,904
                                                                      ----------                  ----------

Stockholders' Equity:

  Preferred stock, $.50 par value................                           __                          __

  Common stock, $.50 par value...................                         55,595                      55,595

  Capital surplus................................                        290,907                     290,907

  Retained earnings..............................                      1,640,634                   1,640,634
                                                                       ---------                   ---------

     Total stockholders' equity..................                      1,987,136                   1,987,136
                                                                       ---------                   ---------

          Total capitalization...................                     $3,896,040                  $3,896,040
                                                                       =========                   =========


--------

         (1) Repayment of long-term debt in excess of the net proceeds from the issue and sale of the Debentures will be made from internally generated cash.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The Selected Consolidated Financial Data below should be read in conjunction with the more detailed information appearing in the Company's annual report on Form 10-K for the year ended December 31, 1996, and the other documents available as described under "Incorporation of Certain Documents by Reference" in the Prospectus. The Selected Consolidated Financial Data for each of the five years ended December 31, 1996, have been derived from audited financial statements, certain of which are incorporated by reference herein. The Selected Consolidated Financial Data for the nine-month periods ended September 30, 1996, and September 30, 1997, are derived from unaudited financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary to present fairly the data for such periods. Results for the nine-month period ended September 30, 1997, are not necessarily indicative of the results for the full year.

====================================================================================================================================
                                                                                                             Nine Months Ended
                                                        Year Ended December 31,                                September 30,
------------------------------------------------------------------------------------------------------------------------------------
                                       1992           1993       1994           1995            1996          1996        1997
                                       ----           ----       ----           ----            ----          ----        ----
------------------------------------------------------------------------------------------------------------------------------------
                                                                      (Dollars in thousands)
------------------------------------------------------------------------------------------------------------------------------------
Summary of Earnings:
------------------------------------------------------------------------------------------------------------------------------------
  Net sales......................... $2,372,396   $2,622,237   $3,007,949    $3,873,575      $3,425,173    $2,587,578   $2,568,228
------------------------------------------------------------------------------------------------------------------------------------
  Cost of sales.....................  2,007,703    2,191,448    2,456,437     2,777,735       2,798,282     2,090,505    2,217,449
                                      ---------    ---------    ---------     ---------       ---------     ---------    ---------
------------------------------------------------------------------------------------------------------------------------------------
    Gross Profit....................    364,693      430,789      551,512     1,095,840         626,891       497,073      350,779
------------------------------------------------------------------------------------------------------------------------------------
  Selling and administrative
    expenses........................    167,094      174,413      184,699       201,784         231,862       167,148      181,933
                                      ---------    ---------    ---------     ---------       ---------     ---------    ---------
------------------------------------------------------------------------------------------------------------------------------------
    Operating Earnings..............    197,599      256,376      366,813       894,056         395,029       329,925      168,846
------------------------------------------------------------------------------------------------------------------------------------
  Interest expense..................     66,422       63,290       71,513        71,050          92,804        64,615       88,248
------------------------------------------------------------------------------------------------------------------------------------
  Other income (expense)............     (1,725)      (3,918)      (6,377)          798           3,861         1,712        1,829
                                      ---------    ---------    ---------     ---------       ---------     ---------    ---------
------------------------------------------------------------------------------------------------------------------------------------
    Earnings before taxes...........    129,452      189,168      288,923       823,804         306,086       267,022       82,427
------------------------------------------------------------------------------------------------------------------------------------
  Provision for income taxes........     47,900       78,500      111,300       309,000         114,000       102,269       30,663
                                      ---------    ---------    ---------     ---------       ---------     ---------    ---------
------------------------------------------------------------------------------------------------------------------------------------
    Earnings before accounting
     changes........................     81,552      110,668      177,623       514,804         192,086       164,753       51,764
------------------------------------------------------------------------------------------------------------------------------------
  Accounting changes................         --       26,364           --            --              --            --           --
                                      ---------    ---------    ---------     ---------       ---------     ---------    ---------
------------------------------------------------------------------------------------------------------------------------------------
    Net earnings.................... $   81,552    $ 137,032   $  177,623    $  514,804      $  192,086    $  164,753   $   51,764
                                     ==========    =========   ==========    ==========      ==========    ==========   ==========
------------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
------------------------------------------------------------------------------------------------------------------------------------
  Working capital................... $  157,822   $  157,576   $  138,528    $  359,258      $  289,134    $  350,167   $  336,773
------------------------------------------------------------------------------------------------------------------------------------
  Long-term debt (noncurrent
    portion)........................    843,618      941,710      915,797       790,210       1,766,917     1,716,638    1,908,904
------------------------------------------------------------------------------------------------------------------------------------
  Stockholders' equity..............  1,164,828    1,257,870    1,387,865     1,846,890       1,976,281     1,964,273    1,987,136
------------------------------------------------------------------------------------------------------------------------------------
  Total assets......................  2,527,416    2,804,553    3,033,398     3,413,555       4,720,681     4,633,942    4,791,072
------------------------------------------------------------------------------------------------------------------------------------
Ratio of Earnings to Fixed
  Charges(a)........................       2.56         3.06         4.25         10.83            3.68          4.38         1.64
====================================================================================================================================

----------------------------
(a) For the purposes of computing the ratio, "earnings" consist of income before taxes plus fixed charges. "Fixed charges" consist of interest expense plus one-third of rent expense (which is deemed to be representative of an interest factor.)

RECENT OPERATING RESULTS

         The following table presents operating results for the Company for the periods indicated. Data for the year ended December 31, 1997, has been taken from the Company's recent press release of unaudited information and includes all adjustments that management believes necessary for a fair presentation of the data.

                                                                       Year Ended December 31,

                                                                      1996              1997
                                                                    --------          ------

                                                                         (in thousands)

Sales.................................................            $3,425,173        $3,438,664

Earnings before taxes.................................               306,086           111,263

Net earnings..........................................               192,086            72,963



           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         The information set forth below should be read in conjunction  with the
consolidated   financial  statements  and  other  information  included  in  the documents incorporated by reference in the Prospectus.

         Paper product markets tend to follow general economic conditions. The sales and earnings of the building materials are closely related to new housing starts and remodeling activity and to the availability and terms of financing for construction. The cost of wood fiber, the basic raw material for both industry segments, is sensitive to various supply and demand factors, including environmental issues affecting log supply.


RESULTS OF OPERATIONS - NINE MONTHS ENDED SEPTEMBER 30, 1997 VS. NINE MONTHS ENDED SEPTEMBER 30, 1996

         Net sales remained stable in the first nine months of 1997 compared with the same period in 1996. Total paper product sales decreased 7.7% as sales prices decreased in all paper product lines, except hardwood market pulp. The decrease in sales prices was partially offset by increased unit shipments in all paper product lines, excluding paper bags and hardwood market pulp, over unit shipments for the first nine months of 1996.

         Building materials sales increased 14.8% over the first nine months of 1996, as unit shipments increased in all paper product lines except plywood. Volume increases were primarily the result of the acquisition of an MDF plant in Ireland in November 1996 and a sawmill in Warrenton, Oregon, in May 1996. In addition, volumes from the Company's converted MDF plant in Eugene, Oregon and its OSB plant in Arcadia, Louisiana, both of which commenced operations in the first half of 1996, significantly increased volumes in 1997. Also, sales price realization increases in lumber and plywood helped to offset price decreases in OSB, particleboard, and domestic MDF.

         Gross profit margins decreased to 13.7% for the first nine months of 1997 from 19.2% for the same period in 1996. Total paper product gross margins decreased to 12.6% from 21.5% for the first nine months of 1996 reflecting declining sales prices in all paper product lines, except hardwood market pulp. Building materials gross margins were 15.5% for the first nine months of 1997, an increase from 14.0% realized in 1996. The increase in margins is primarily the result of (i) new markets created from the addition of an MDF plant in Ireland and export log sales and (ii) increased prices for lumber and plywood through the first nine months of 1997 as compared to 1996.

         Selling and administrative expenses increased $14.8 million or 8.8% primarily due to expansion of the Company's operations. The ratio of selling and administrative expenses to net sales increased to 7.1% for the first nine months of 1997 compared to 6.5% for the same period in 1996.

         Interest expense was $88.2 million for the first nine months of 1997 compared to $64.6 million for the first nine months of 1996. In addition, capitalized interest increased from $7.1 million for the first nine months of 1996 to $13.3 million in 1997. Interest increased due to increased borrowings in connection with the acquisition of 546,000 acres of timberland in May 1996. The Company's effective interest rate on average outstanding debt decreased to 7.05% for the first nine months of 1997 compared to 7.13% for the same period in 1996.


RESULTS OF OPERATIONS - 1996 VS. 1995

         Net sales decreased by 11.6% in 1996 compared with the record levels achieved in 1995. Pricing in all paper product lines decreased from the record 1995 levels and pricing pressures occurred throughout 1996 as the market adjusted to further corrections of paper inventories. As a result, paper product sales decreased by 16.6% as selling prices decreased 14.6% or more for all products. Unit shipments of unbleached products had mixed results in 1996 as corrugated containers increased 3.7%, while grocery bag shipments declined 9.0% from 1995. For bleached products, cut sheet shipments increased by 22.0% while continuous forms remained stable. The cut sheet increase is primarily due to the sales from the new sheeter production at Owensboro, Kentucky, added in late 1995. During the fourth quarter of 1996, selling prices for unbleached products showed little change while prices for bleached products continued to weaken from the third quarter of 1996.

         Building materials sales increased 1.6% in 1996 compared with 1995 as increases in sales volume more than offset decreases in sales price realizations. Although lumber prices marginally increased 2.7% during 1996, prices in the structural panel and composite board markets continued to decline due to supply and demand imbalances created by construction of new facilities. As a result, structural panel and composite board product lines had sales price decreases ranging from 4.1% to 16.0% compared to 1995 levels. Unit shipments increased in lumber, MDF and OSB primarily due to capacity increases in 1996, achieved through acquisitions and expansion from capital projects. As a result, lumber and MDF sales volumes increased 25.2% and 28.9%, respectively, in 1996.

         The gross profit margin for all products was 18.3% for 1996 compared with 28.3% for the same period in 1995. Paper product gross margins decreased to 20.3% in 1996 compared with 30.4% in 1995, reflecting the decrease in selling prices in 1996 from the record levels in 1995. In addition, increased shutdown days in 1996 to adjust for inventory buildup in the market and for capital expansion projects had a negative impact on margins. Partially offsetting the effect of decreased sales and down time was the decline in old corrugated container (OCC) prices, which decreased 40.0% compared to 1995.

         Building materials gross margins decreased to 14.0% compared to 22.9% in 1995. The decrease in building materials margins is the result of declining prices in the structural panel and composite board markets. Additionally, start-up costs associated with the new OSB and MDF facilities, as well as the fourth quarter start-up of a new laminated veneer lumber facility and relocation of the Company's custom products division, both in Albany, Oregon, negatively affected 1996 margins.

         Selling and administrative expenses increased to 6.8% of net sales in 1996 compared to 5.2% in 1995. While the increase was due primarily to lower net sales, selling and administrative expenses increased 14.9% in 1996 from 1995 due to expansion of the Company's operations and costs related to new facility start-ups.

         Interest expense was $92.8 million in 1996 compared to $71.0 million in 1995. Interest expense increased as a result of increased debt related to the 1996 acquisition of 546,000 acres of timberland. Partially offsetting the increase in outstanding debt was the decrease in the Company's weighted average interest rate from 7.67% in 1995 to 7.12% for 1996. Additionally, capitalized interest increased from $6.2 million in 1995 to $10.5 million in 1996 in connection with certain significant capital projects.


LIQUIDITY AND CAPITAL RESOURCES

         The Company generates funds internally through net earnings adjusted for noncash charges against earnings such as depreciation, cost of fee timber harvested and deferred income taxes. Funds generated externally have usually been through debt financing.

         During the first nine months of 1997, the Company had cash flows from operating activities of $261.5 million, a decrease of 49.5% from the same period in 1996. The decrease was primarily attributable to a decline in net earnings. Internally generated cash flows funded 69.0% of total capital expenditures of $378.9 million in the first nine months of

1997. The total debt-to-capital ratio increased slightly to 50.5% at September 30, 1997 from 49.9% at December 31, 1996. Net working capital was $336.8 million at September 30, 1997, compared with $289.1 million at December 31, 1996.

         The Company believes it has the resources available to meet its liquidity requirements. Resources include internally generated funds, short-term borrowing agreements and the unused portion of the $1 billion revolving loan available under a credit agreement among the Company and a group of banks.


ENVIRONMENTAL MATTERS

         The Company believes it is in substantial compliance with federal, state and local laws regarding the environment.

         The Environmental Protection Agency (the "EPA") recently signed the final rules regarding air and water quality referred to as the "cluster rules." The final rules are expected to be released during the first quarter of 1998 with implementation essentially required within three years of the date of issuance. Certain exceptions to the rules extend the time period for specific compliance requirements up to eight years. The EPA has also adopted an incentives program which will lengthen the compliance timeline if advanced technologies that go beyond the cluster rules are implemented.

         In addition to the impact of the cluster rules on pulp and paper mills, the Company's other operations are faced with increasingly stringent environmental regulations. Based upon regulations either enacted or proposed, the Company estimates that over the next five years additional capital expenditures to comply with environmental regulations will not exceed $120 million. Although future environmental capital expenditures cannot be predicted with any certainty because of continuing changes in laws, the Company believes that compliance with such environmental regulations will not have a material adverse effect upon the Company's competitive position.

         Much attention has been given to the controversy concerning preservationists' efforts to stop the harvest of timber from federal timberlands in the Northwest. With these efforts have come increased regulations, limitations, and restrictions on the harvest of timber from privately-owned timberland. Current rules and regulations do not significantly impact the Company's ability to manage its Oregon timberland on a sustained-yield basis.

FORWARD-LOOKING STATEMENTS

         The statements regarding the adequacy of the Company's liquidity resources and the impact of the cluster rules and other environmental regulations in "--Liquidity and Capital Resources" and "--Environmental Matters," respectively, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent management's assessment based on information currently available and are subject to risks and uncertainties that may cause actual future results to differ materially. Such risks and uncertainties with respect to the Company include the effect of general economic conditions, the level of new housing starts and remodeling activity, the availability and terms of financing for construction, competitive factors, including pricing pressures, the cost and availability of wood fiber, the effect of natural disasters on the Company's timberlands, construction delays, and risks of non-performance by third parties, and on the assumption that the Company will not incur significant indebtedness for acquisition expenditures in excess of projected amounts. The impact of environmental regulations will depend on the particular environmental regulations ultimately adopted and the construction and other costs associated with complying with such regulations. In view of these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                                    BUSINESS

GENERAL

         The Company is a diversified, integrated forest products company with 1997 sales of $3.439 billion (unaudited). The Company manufactures unbleached paper products, white paper products and wood-based building materials at 96 plants located throughout the United States. The Company also owns an MDF plant in Ireland acquired in late 1996 and purchased a 46% ownership interest in a corrugated box plant located near Mexico City, Mexico, in January 1998. The Company owns or controls approximately 1.8 million acres of timberland in Arkansas, Louisiana, Missouri, North Carolina, Oregon, South Carolina, Tennessee, Texas and Washington.

         The Company has two business segments. The Paper Group segment manufactures and sells primary products including kraft liner, corrugating medium, bag paper, fine paper, hardwood market pulp and specialty printing papers, and finished products, including corrugated containers, business forms, cut sheet paper, paper bags and ink. The Building Materials Group segment manufactures and sells lumber, OSB, plywood, particleboard, MDF, laminated beams, laminated veneer lumber, wooden I-joists and other value-added wood products.

         The Company believes its strengths are its vertical integration; its geographically diverse, modern, fiber- and energy-efficient facilities; its concentration on a focused, related product range; its balance among building materials, fine paper and unbleached paper manufacturing; and an organizational structure that encourages teamwork as well as individual initiative.


BUSINESS SEGMENT DATA

         The following table sets forth sales and operating earnings data with respect to the Company's Paper Group and Building Materials Group segments for the periods indicated. The Company is not dependent on any one significant customer or group of customers. During the first nine months of 1997, approximately 90% of the Company's sales were to domestic customers.


                                                                                                        NINE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                                 SEPTEMBER 30,
                                                  -----------------------                                 -------------

                                      1994                  1995                1996                1996                1997
                                      ----                  ----                ----                ----                ----


                                                                         (DOLLAR AMOUNTS IN THOUSANDS)
------------------------------------------------------------------------------------------------------------------------------------
Sales to outside customers:
  Paper Group:
    Fabricated paper products..   $ 1,475,593    49%  $ 2,128,428    55%  $ 1,823,652    53%  $ 1,403,664    54%  $ 1,273,757    50%
    Pulp and paper.............       410,365    14       681,094    18       520,260    15       385,073    15       377,089    15
                                    ---------   ---     ---------   ---     ---------   ---     ---------   ---    ----------   ---

         Total Paper Group.....     1,885,958    63     2,809,522    73     2,343,912    68     1,788,737    69     1,650,846    65
                                    ---------   ---     ---------   ---     ---------   ---     ---------   ---    ----------   ---
-----------------------------------------------------------------------------------------------------------------------------------
  Building Materials Group:
    Lumber.....................       188,445     6       169,753     4       218,153     7       156,995     6       192,196     7
    Plywood....................       441,397    15       428,707    11       378,959    11       281,971    11       280,374    11
    Particleboard and MDF......       292,153    10       272,336     7       277,375     8       201,835     8       266,736    10
    Other wood products........       199,996     6       193,257     5       206,774     6       158,040     6       178,076     7
                                    ---------   ---     ---------   ---     ---------   ---    ----------   ---    ----------   ---

         Total Building Materials
         Group.................     1,121,991    37     1,064,053    27     1,081,261    32       798,841    31       917,382    35
                                    ---------   ---     ---------   ---     ---------   ---     ---------   ---    ----------   ---

         Total net sales.......   $ 3,007,949   100%  $ 3,873,575   100%  $ 3,425,173   100%   $2,587,578   100%  $ 2,568,228   100%
                                    =========   ===     =========   ===     =========   ===    ==========   ===    ==========   ===
------------------------------------------------------------------------------------------------------------------------------------
Contribution to earnings: (1)
  Paper Group..................   $   124,856    34% $   707,234     79%  $   306,463    78%  $   262,934    80%  $    75,569    45%
  Building Materials Group.....       241,957    66      186,822     21        88,566    22        66,991    20        93,277    55
                                    ---------   ---   -----------   ---     ---------   ---    ----------   ---    ----------   ---

         Contribution to earnings $   366,813   100% $   894,056    100%  $   395,029   100%  $   329,925   100%  $   168,846   100%
                                      =======   ===  ===========    ===     =========   ===    ==========   ===    ==========   ===
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

----------------------------

(1) "Contribution to earnings" is defined to be that amount of earnings generated before (a) unallocable income, such as interest, (b) interest expense, and (c) income taxes.

PAPER GROUP

         Market Pulp and Fine Paper. The Company manufactures hardwood market pulp, which is sold to outside customers, at its facility in Hawesville, Kentucky. Fine paper is produced at a fine paper mill at the Hawesville facility and at mills in Johnsonburg, Pennsylvania; Kingsport, Tennessee; and Marlboro County, South Carolina. In 1996, the Company made 4.3% of the hardwood market pulp produced in the U.S and accounted for 8.0% of the nation's fine paper production. Chips from nearby sawmills and plywood plants serve as the primary fiber source for the Company's fine paper mills. The Company's timberland in Tennessee and the Carolinas also serves as a source of fiber.

         Unbleached Paper. Four Company paper mills accounted for 4.8% of the 1996 U.S. production of linerboard, corrugating medium and bag paper. Nearly all of the Company's production of these products is used by the Company's box and bag manufacturing plants or is traded for their needs. In Louisiana and Oregon, the Company's plywood plants, sawmills, and timberland can provide nearly all of its chip needs for its linerboard mills. Recycled fiber, in the form of used corrugated containers, provided 59.7% of the fiber used by the four mills in 1996.

         Office Papers. The Company's seven business forms plants manufactured 8.1% of the forms produced in the U.S. in 1996. These forms, mostly long-run continuous computer forms, along with Willcopy(R), the Company's photocopy and cut-sheet printer paper produced at its four cut-sheet facilities, are marketed by 73 Company sales and distribution centers nationwide. In 1996, the Company's cut sheets accounted for 10.9% of the nation's production.

         Corrugated Containers and Sheets. Corrugated containers and sheets manufactured by the Company's 34 corrugated container plants accounted for 5.6% of 1996 U.S. corrugated container production. Products range from eye-catching preprinted boxes to sturdy wax-coated shipping containers to plain brown boxes. Corrugated containers are marketed by the Company's sales force to a variety of industrial and agricultural customers.

         Bags. The Company's four bag plants made 12.1% of the paper bags produced in the U.S. in 1996. Bags are marketed to grocery, department, drug and hardware stores in the West, Midwest and South by the Company's sales force.


BUILDING MATERIALS GROUP

         Structural Panels and Lumber. Plywood products, totaling 6.5% of the nation's 1996 structural panel production, are manufactured at the Company's 10 plants in Arkansas, the Carolinas, Louisiana and Oregon. The Company's OSB plant in Louisiana began production in April 1996. In 1996, the Company's seven sawmills in Arkansas, Louisiana and Oregon accounted for 1.6% of U.S. lumber production. Structural panels and lumber products are marketed through independent wholesalers and distributors throughout the United States.

         Composite Board. Four Company particleboard plants in Louisiana and Oregon accounted for 12.3% of U.S. particleboard production in 1996. The Company's three MDF plants in Arkansas, Oregon and South Carolina made 21.5% of the MDF produced in the U.S. in 1996. The MDF facility in Ireland acquired in November 1996 accounted for 6.4% of European production. These plants also produce value-added products such as color-coated, woodgrain-printed, fire-rated and moisture-resistant boards. Composite board products are sold nationwide through independent wholesalers and distributors.

         Engineered Wood Products. The Company's three laminated beam plants in Oregon and Louisiana accounted for 31.2% of the 1996 U.S. production. Two laminated veneer lumber plants and one wooden I-joist plant, all located in Oregon, manufactured 5.2% and 3.9%, respectively, of the laminated veneer lumber and wooden I-joists produced in the U.S. in 1996. Engineered wood products, both stock and custom-made, are sold nationwide and internationally.

CAPITAL INVESTMENT

         The Company is continuously making capital expenditures at its manufacturing facilities to improve fiber utilization and labor efficiency and to expand production capacity. In 1996 and 1997, the Company's capital expenditures, including environmental capital expenditures, aggregated $454.7 million and $506.3 million, respectively. At December 31, 1996, the estimated cost of major capital projects in progress was approximately $923.8 million of which $384.9 million had been spent.


TIMBER RESOURCES

         The Company's 1.840 million acres of timberland supply 56% of its long-term log needs. The remainder is purchased through government and private timber sales and open market purchases. The Company manages its own timberland to supply 85-90% of the saw logs for its Pacific Northwest operations and 30-35% of the long-term saw logs needed for its Southern operations. The Company's timberland is distributed geographically as follows: 735,000 acres in Louisiana, Arkansas and Texas; 727,000 acres in Oregon and Washington; and 378,000 acres in Tennessee, Missouri and the Carolinas.


ENERGY

         The Company's manufacturing facilities are able to generate 57% of their total energy needs through cogeneration, burning waste materials and recycling spent pulping liquors.


EMPLOYEES

         The Company has approximately 13,800 employees. Approximately 52% of the employees are represented by labor unions with which the Company has collective bargaining agreements.


                          DESCRIPTION OF THE DEBENTURES

         The following information concerning the 6.45% Debentures Due February 1, 2005 (the "6.45% Debentures"), and the 7.00% Debentures Due February 1, 2018 (the "7.00% Debentures"), offered hereby supplements and should be read in conjunction with the statements in the Prospectus under the caption "Description of the Debt Securities." Capitalized terms not otherwise defined herein shall have the meanings given to them in the Prospectus.


GENERAL

         The Debentures will be issued as unsecured obligations of the Company in an aggregate principal amount of $200,000,000. The 6.45% Debentures will be limited to $100,000,000 aggregate principal amount and will mature on February 1, 2005. The 7.00% Debentures will be limited to $100,000,000 aggregate principal amount and will mature on February 1, 2018.

         The Debentures will bear interest from January 30, 1998, payable semi-annually in arrears on each February 1 and August 1, commencing August 1, 1998, at the rates per annum set forth on the cover page of this Prospectus Supplement, to the persons in whose names the Debentures are registered on the preceding January 15 and July 15, respectively.

         The Debentures may not be redeemed by the Company prior to maturity and are not entitled to the benefits of any sinking fund.

         The Debentures are subject to the provisions of the Indenture relating to defeasance and covenant defeasance as described in the Prospectus under "Description of the Debt Securities--Defeasance and Covenant Defeasance."

BOOK-ENTRY SYSTEM

         The 6.45% Debentures and the 7.00% Debentures will be represented by Global Securities that will be deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC.

         DTC has advised the Company and the Underwriters as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities of its participating organizations ("participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by DTC only through participants.

         The Debentures will not be transferable or exchangeable for Debentures in certificated form except under the limited circumstances described in the Prospectus under "Description of the Debt Securities--Book-Entry Debt Securities."

         A  further   description  of  DTC's  procedures  with  respect  to  the
Debentures is set forth in the Prospectus under "Description of the Debt Securities--Book-Entry Debt Securities."

                                  UNDERWRITING

         Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Debentures set forth opposite its name below:

====================================================================================================================================
                                                              PRINCIPAL AMOUNT OF                PRINCIPAL AMOUNT OF
                          UNDERWRITER                          6.45% DEBENTURES                   7.00% DEBENTURES
                          -----------
------------------------------------------------------------------------------------------------------------------------------------
Salomon Brothers Inc ..........................................    $50,000,000                       $50,000,000
------------------------------------------------------------------------------------------------------------------------------------
Goldman, Sachs & Co. ..........................................     50,000,000                        50,000,000
------------------------------------------------------------------------------------------------------------------------------------
                  Total .......................................   $100,000,000                      $100,000,000
                                                                   ===========                       ===========
====================================================================================================================================


         Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Debentures, if any are taken.

         The Underwriters propose to offer the 6.45% Debentures in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of 0.375% of the principal amount of the 6.45%
Debentures. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.250% of the principal amount of the 6.45% Debentures to certain brokers and dealers. After the 6.45% Debentures are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

         The Underwriters propose to offer the 7.00% Debentures in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of 0.500% of the principal amount of the 7.00%
Debentures. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.250% of the principal amount of the 7.00% Debentures to certain brokers and dealers. After the 7.00% Debentures are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

         The Debentures are new issues of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Debentures but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debentures.

         In connection with this offering, certain Underwriters and their affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Debentures. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Debentures for the purpose of stabilizing their market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Debentures in connection with the offering than they are committed to purchase from the Company, and in such case may purchase Debentures in the open market following completion of the offering to cover such short position. Any of the transactions described in this paragraph may result in the maintenance of the price of the Debentures at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

         In the ordinary course of their respective businesses, certain of the Underwriters and their affiliates engage and may in the future engage in investment banking and commercial banking activities with the Company and its subsidiaries.

         The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.


                           VALIDITY OF THE DEBENTURES

         The validity of the Debentures will be passed upon for the Company by Miller, Nash, Wiener, Hager & Carlsen LLP, Portland, Oregon, and for the Underwriters by Sullivan & Cromwell, Los Angeles, California. Sullivan & Cromwell will rely on Miller, Nash, Wiener, Hager & Carlsen LLP as to all matters governed by Oregon law.

PROSPECTUS                                                                [LOGO]

                                  $500,000,000

                           WILLAMETTE INDUSTRIES, INC.


                             Senior Debt Securities

                                -----------------

         Willamette Industries, Inc. (the "Company") may offer, from time to time, unsecured senior debt securities ("Debt Securities") consisting of debentures, notes or other unsecured evidences of indebtedness, in one or more series and in amounts, at prices and on terms to be determined at or prior to the time of sale.

         Specific terms of the particular Debt Securities in respect of which this Prospectus is delivered (the "Offered Securities") will be set forth in an accompanying Prospectus Supplement or Supplements, together with the terms of the offering of the Offered Securities, the initial price thereof and the estimated net proceeds from the sale thereof. The Prospectus Supplement will set forth with regard to the particular Offered Securities, without limitation, the designation, aggregate principal amount, denomination, maturity, premium, if any, exchange, conversion, redemption or sinking fund provisions, if any, interest rate (which may be fixed or variable), the time and method of calculating interest payments, put options, if any, public offering price, and other specific terms of the offering.

         The Company may sell the Offered Securities directly, through agents designated from time to time or through underwriters or dealers. See "Plan of Distribution." If any agents, underwriters, or dealers are involved in the sale of the Offered Securities, the names of such agents, underwriters, or dealers and any applicable commissions and discounts will be set forth in the related Prospectus Supplement.

         This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement.


                              --------------------


          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
             STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
               ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.


                 The date of this Prospectus is October 7, 1997.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, ANY ACCOMPANYING PROSPECTUS SUPPLEMENT OR THE DOCUMENTS INCORPORATED OR DEEMED INCORPORATED BY REFERENCE HEREIN, AND ANY INFORMATION OR REPRESENTATIONS NOT CONTAINED HEREIN OR THEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE WILLAMETTE TRUSTS OR BY ANY AGENT, DEALER OR UNDERWRITER. THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Reports, proxy statements and other information concerning the Company can be inspected and copied at the SEC's Public Reference Room, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, as well as the Regional Offices of the SEC at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of such site is http://www.sec.gov. Such reports, proxy statements and other information may also be inspected at the offices of the NYSE, on which Common Stock is traded, at 20 Broad Street, New York, New York 10005.

         This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company and the Willamette Trusts with the SEC under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Offered Securities. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Offered Securities. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the SEC or incorporated by reference herein are not necessarily complete, and in each instance reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

         The Company will send to all registered holders of the Offered Securities such annual and other reports as are sent to its shareholders in conformity with the requirements of the 1934 Act.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the SEC pursuant to the 1934 Act are incorporated by reference herein and made a part hereof:

         1. Annual Report on Form 10-K for the year ended December 31, 1996.

         2. The Company's quarterly reports on Form 10-Q for the quarters ended March 31, 1997, and June 30, 1997.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date hereof and prior to the termination of the offering of the Offered Securities pursuant hereto shall be deemed to be incorporated by reference in this Prospectus or in any Prospectus Supplement and to be a part hereof from the date of filing of such documents.

         Any statement contained herein or in a document incorporated or deemed to be incorporated by reference in this Prospectus or in any Prospectus Supplement shall be deemed to be modified or superseded for purposes of this Prospectus or any Prospectus Supplement to the extent that a statement contained in this Prospectus or in any Prospectus Supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus or in any Prospectus Supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

         The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to: Willamette Industries, Inc., 1300 S.W. Fifth Avenue, Suite 3800, Portland, Oregon 97201, Telephone: (503) 227-5581, Attention:
Investor Relations.

                                   THE COMPANY

         The Company is a diversified, integrated forest products company which manufactures unbleached paper products, white paper products, and wood-based building materials at 97 locations located throughout the United States and in Ireland. The Company owns or controls approximately 1.8 million acres of timberland in Arkansas, Louisiana, Missouri, North Carolina, Oregon, South Carolina, Tennessee, Texas, and Washington.

         The Company was incorporated in Oregon in 1906. Its executive offices are located at 1300 S.W. Fifth Avenue, Suite 3800, Portland, Oregon 97201, and its telephone number is (503) 227-5581.

                                 USE OF PROCEEDS

         Unless otherwise indicated in a Prospectus Supplement with respect to the proceeds from the sale of the particular Offered Securities to which such Prospectus Supplement relates, the Company intends to add the net proceeds received by it from the sale of Offered Securities to its general funds, to be used for general corporate purposes, including capital expenditures, working capital, and repayment of debt.

                       RATIO OF EARNINGS TO FIXED CHARGES

         The following table sets forth the Company's ratio of earnings to fixed charges for the periods indicated.


                                          Six Months
                                        Ended June 30,                               Year Ended December 31,
                                      -------------------        -----------------------------------------------------------------

                                      1997           1996        1996          1995             1994            1993          1992

Ratio of Earnings to Fixed
Charges (1)(2).................       1.59           5.46        3.68          10.83            4.25            3.06          2.56


(1) The Company has authority to issue up to 5,000,000 shares of Preferred Stock; there are currently no shares outstanding and the Company currently does not have a Preferred Stock dividend obligation.
         Therefore, the Ratio of Combined Earnings to Fixed Charges and Preferred Stock Dividends is equal to the Ratio of Earnings to Fixed Charges and is not disclosed separately.

(2) For purposes of computing the ratio, "earnings" consist of income before income taxes, plus fixed charges. "Fixed charges" consist of interest expense plus one-third of rent expense (which is deemed representative of an interest factor).

                       DESCRIPTION OF THE DEBT SECURITIES

         The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

         Debt Securities may be issued, from time to time, in one or more series. Debt Securities will be issued under an Indenture dated January 30, 1993 (the "Indenture"), between the Company and The Chase Manhattan Bank, as trustee (the "Trustee").

         The following summary of certain provisions of the Debt Securities and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by express reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Certain capitalized terms herein are defined in the Indenture.

GENERAL

         The Debt Securities will be unsecured obligations of the Company. The Indenture does not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provides that Debt Securities may be issued thereunder, from time to time, in one or more series.

         The Prospectus Supplement relating to the Offered Securities will specify, among other things: (1) the title of the Offered Securities; (2) any limit on the aggregate principal amount of the Offered Securities; (3) the date or dates on which the Offered Securities will mature; (4) the rate or rates (which may be fixed or variable) per annum at which the Offered Securities will bear interest or the method by which such rate or rates shall be determined and the date from which such interest will accrue or the method by which such date shall be determined; (5) the dates on which any such interest will be payable and the Regular Record Dates for such Interest Payment Dates; (6) the dates, if any, on which, and the price or prices at which, the Offered Securities may, pursuant to any mandatory or optional sinking fund provisions, be redeemed by the Company and other detailed terms and provisions of such sinking funds; (7) the date, if any, after which, and the price or prices at which, the Offered Securities may, pursuant to any optional redemption provisions, be redeemed at the option of the Company or of the Holder thereof and other detailed terms and provisions of such optional redemption; (8) the right of the Company, if any, to defer payment of interest on the Offered Securities and the maximum length of any such deferral period; (9) the right of Holders, if any, to put the Offered Securities to the Company; (10) the currency unit, if other than United States dollars, of payment of principal, and premium and interest, if any, on the Offered Securities; (11) the applicability of certain provisions of the Indenture as described under "Defeasance and Covenant Defeasance"; and (12) any other terms of the Offered Securities (which terms shall not be inconsistent with the Indenture).

         Unless otherwise indicated in the Prospectus Supplement relating thereto, the principal of, and any premium or interest, if any, on, the Offered Securities will be payable, and the Offered Securities will be exchangeable and transfers thereof will be registrable, at the Place of Payment, provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the Security Register.

         Unless otherwise indicated in the Prospectus Supplement relating thereto, the Offered Securities will be issued in United States dollars in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the Offered Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

CERTAIN COVENANTS OF THE COMPANY

         For purposes of the descriptions of the Debt Securities, certain defined terms have the following meanings:

         "Subsidiary" of the Company is defined as a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company and/or one or more Subsidiaries of the Company. "Restricted Subsidiary" is defined as a Subsidiary of the Company substantially all the property of which is located, or substantially all the business of which is carried on, within the present 50 states of the United States or in Canada and which owns a Principal Property, excluding, however, any Subsidiary of the Company which is primarily engaged in the development and sale or financing of real property. "Principal Property" is defined as (i) any mill, converting plant, manufacturing plant, or other facility owned by the Company or a Restricted Subsidiary which is located within the present 50 states of the United States or in Canada and the gross book value of which (without deduction of any depreciation reserves) on the date as of which the determination is made exceeds 1% of Consolidated Net Tangible Assets, and (ii) Timberlands other than those being held primarily for development or sale; such property, however, will exclude (a) any property which in the opinion of the Board of Directors of the Company is not of material importance to the total business conducted by the Company and its Restricted Subsidiaries as an entirety or (b) any portion of a particular property which is similarly found not to be of material importance to the use or operation of such property or (c) any oil, gas or other minerals or mineral rights. "Attributable Debt" is defined as the total net amount of rent required to be paid during the remaining primary term of certain leases, discounted at the rate of 15% per annum. "Consolidated Net Tangible Assets" is defined as the aggregate amount of assets after deducting (i) all liabilities, other than deferred income taxes, Funded Debt and shareholders' equity, and (ii) goodwill and like intangibles, of the Company and its consolidated Subsidiaries. "Funded Debt" is defined as all indebtedness for money borrowed having a maturity of more than 12 months from the date as of which the determination is made (or being renewable beyond such period) and rental obligations (at the amount capitalized) payable more than 12 months from such date under capitalized leases.

Restrictions on Secured Debt

         The Indenture provides that the Company may not, nor may it permit any Restricted Subsidiary to, create, assume or guarantee any loan or evidence of indebtedness for money borrowed ("Debt") secured by a mortgage, pledge or lien ("Mortgage") on any Principal Property of the Company or any Restricted
Subsidiary, or on any share of Capital Stock or Debt of any Restricted Subsidiary, without securing or causing such Restricted Subsidiary to secure the Debt Securities equally and ratably with (or, at the Company's option, prior to) such secured Debt, unless the aggregate amount of all such secured Debt, together with all Attributable Debt with respect to sale and leaseback transactions involving Principal Properties (with the exception of such transactions which are excluded as described in "Restrictions on Sale and Leaseback Transactions" below), would not exceed 10% of Consolidated Net Tangible Assets.

         This restriction does not apply to, and there shall be excluded from secured Debt in any computation under such restriction, Debt secured by: (a) Mortgages on property of, or on any shares of Capital Stock of or Debt of, any corporation existing at the time such corporation becomes a Restricted Subsidiary, (b) Mortgages in favor of the Company or a Restricted Subsidiary,
(c) Mortgages in favor of governmental bodies to secure progress or advance payments, (d) Mortgages on property, shares of stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation) and purchase money and construction Mortgages which are entered into within specified time limits, (e) Mortgages securing industrial revenue or pollution control bonds, and (f) any extension, renewal or refunding of any Mortgages referred to in the foregoing clauses (a) through (e), inclusive.

Restrictions on Sale and Leaseback Transactions

         The Indenture provides that neither the Company nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving any Principal Property, unless the aggregate amount of all Attributable Debt with respect to such sale and leaseback transactions, plus all secured Debt (with the exception of secured Debt which is excluded as described in "Restrictions on Secured Debt" above), would not exceed 10% of Consolidated Net Tangible Assets.

         This restriction does not apply to, and there shall be excluded from Attributable Debt in any computation under such restriction, any sale and leaseback transaction if (a) the lease is for a period, including renewal rights, of not in excess of three years, (b) the sale or transfer of the Principal Property is made within a specified period after its acquisition or construction, (c) the lease secures or relates to industrial revenue or pollution control bonds, (d) the transaction is between the Company and a Restricted Subsidiary or between Restricted Subsidiaries or (e) the Company or such Restricted Subsidiary, within 180 days after the sale is completed, applies to the retirement of Funded Debt of the Company or a Restricted Subsidiary, or the purchase of other property which will constitute Principal Property of a value at least equal to the value of the Principal Property leased, an amount not less than the greater of (i) the net proceeds of the sale of the Principal Property leased or (ii) the fair market value of the Principal Property leased; provided that the amount of proceeds to be applied to the retirement of Funded Debt shall be reduced by an amount, if any, equal to the principal amount of debentures or notes (including the Debt Securities) of the Company or a Restricted Subsidiary surrendered for cancellation to the applicable trustee thereof and the principal amount of other Funded Debt voluntarily retired, in each case within 180 days after such sale.

Restrictions on Funded Debt of Restricted Subsidiaries

         The Indenture provides that the Company may not permit any Restricted Subsidiary to create, assume or guarantee any Funded Debt except (i) Funded Debt owed to the Company or a Restricted Subsidiary, (ii) Funded Debt secured by Mortgages permitted as described under "Restrictions on Secured Debt," (iii) Funded Debt of any corporation outstanding at the time such corporation became a Restricted Subsidiary, (iv) Funded Debt of any person outstanding at the time of its acquisition, or the acquisition of substantially all its properties, by such Restricted Subsidiary, (v) Funded Debt incurred in connection with certain refundings, (vi) Funded Debt constituting Attributable Debt permitted as described under "Restrictions on Sale and Leaseback Transactions" and (vii) any other Funded Debt if the aggregate principal amount of all Funded Debt of all Restricted Subsidiaries permitted under this clause (vii) does not exceed 10% of Consolidated Net Tangible Assets.

EVENTS OF DEFAULT

         The following are Events of Default under the Indenture with respect to the Debt Securities of any series: (a) default in the payment of principal of or any premium on any Debt Security of that series when due; (b) default in the payment of any interest on any Debt Security of that series when due continued for 30 days; (c) default in the deposit of any sinking fund payment, when due, in respect of any Debt Security of that series; (d) default in the performance of any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of the Debt Securities other than that series), continued for 90 days after written notice as provided in the Indenture; (e) certain events in bankruptcy, insolvency or reorganization; and (f) any other Event of Default provided with respect to Debt Securities of a particular series. No Event of Default with respect to the Debt Securities of a particular series necessarily constitutes an Event of Default with respect to the Debt Securities of any other series.

         If an Event of Default with respect to the Debt Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are original issue discount Debt Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to the Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration.

         The Indenture provides that, subject to the duty of the Trustee during the continuance of an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. The right of a Holder of any Debt Security to institute a proceeding with respect to the Indenture is subject to certain conditions precedent, but each Holder has an absolute right to receive payment of principal or premium and interest, if any, when due and to institute suit for the enforcement of any such payment.

         The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of its obligations under the Indenture and as to any default in such performance.

         The Debt Securities may be issued as Original Issue Discount Securities to be offered and sold at a substantial discount below their principal amount. Special federal income tax, accounting and other considerations applicable to any such Original Issue Discount Securities will be described in any Prospectus Supplement relating thereto. "Original Issue Discount Security" means any security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof as a result of the occurrence of an Event of Default and the continuation thereof.

BOOK-ENTRY DEBT SECURITIES

         The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities (as such term is defined below) that will be deposited with, or on behalf of, a Depositary ("Depositary") or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denomination equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Global Securities. Unless and until it is exchanged in whole or in part for Debt Securities in registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any nominee to a successor Depositary or a nominee of such successor Depositary and except in the circumstances described in the applicable Prospectus Supplement. The term "Global Security", when used with respect to any series of Debt Securities, means a Debt Security that is executed by the Company and authenticated and delivered by the Trustee to the Depositary or pursuant to the Depositary's instruction, which shall be registered in the name of the Depositary or its nominee and which shall represent, and shall be denominated in an amount equal to the aggregate principal amount of, all of the Outstanding Debt Securities of such series or any portion thereof, in either case having the same terms, including, without limitation, the same original issue date, date or dates on which principal is due, and interest rate or method of determining interest.

         The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements. Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or, if such Debt Securities are offered and sold directly by the Company, by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or Persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by Persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant.

The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

         So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Securities represented by such Global Security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the Holders thereof for any purposes under the Indenture. Accordingly, each Person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of Holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action a Holder is entitled to give or take under the Indenture, the Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

         Principal of and any premium and interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

CONSOLIDATION, MERGER AND SALE OF ASSETS

         The Company, without the consent of the Holders of any of the Outstanding Debt Securities under the Indenture, may consolidate with or merge into, or transfer its assets substantially as an entirety to, any corporation organized under the laws of any domestic jurisdiction, and any other person may consolidate with, or merge into, or transfer its assets substantially as an entirety to the Company provided that (i) the successor corporation (if any) assumes the Company's obligations on the Debt Securities and under the Indenture, (ii) after giving effect to the transaction and treating any indebtedness which becomes an obligation of the Company or a Subsidiary as a result of such transaction as having been incurred by the Company or the Subsidiary at the time of such transaction, no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing, (iii) if as a result of the transaction a Principal Property would become subject to a Mortgage which would not be permitted by the Indenture, the Debt Securities shall be secured equally with (or prior to) the indebtedness secured thereby, and (iv) certain other conditions are met.

DEFEASANCE AND COVENANT DEFEASANCE

         The Indenture provides, if such provision is made applicable to the Debt Securities of any series (which will be indicated in the Prospectus Supplement) that the Company may elect either (a) to defease and be discharged from any and all obligations in respect of the Debt Securities of such series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace mutilated, destroyed, lost or stolen Debt Securities of such series, to maintain paying agencies and to hold moneys for payment in trust) ("defeasance") or (b) to be released from its obligations with respect to the Debt Securities of such series under certain restrictive covenants of the Indenture, including those described under "Certain Covenants of the Company" and "Consolidation, Merger and Sale of Assets" ("covenant defeasance"), and the occurrence of an event described in clause (d) under "Events of Default" shall no longer be an Event of Default with respect to the Debt Securities of such series, in each case, if the Company deposits, in trust, with the Trustee money and/or Government Obligations, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient, without reinvestment, to pay the principal of and any premium and interest on the Outstanding Debt Securities of such series and any mandatory sinking fund payments or analogous payments in accordance with the terms of the Outstanding Debt Securities of such series and the Indenture. Such a trust may only be established if, among other things, (i) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default with respect to such series under the Indenture shall have occurred and be continuing on the date of such deposit, (ii) such deposit will not cause the Trustee to have any conflicting interest with respect to other securities of the Company and (iii) the Company shall have delivered an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner, and at the same times as if such defeasance had not occurred. In the event the Company exercises its covenant defeasance option with respect to the Debt Securities of any series and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable with respect to such payments.

MODIFICATION AND WAIVER

         Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the stated maturity date of the principal of, or any installment of principal of or interest, if any, on, any Debt Security, (b) reduce the principal amount of, or premium or rate of interest, if any, on, any Debt Security, (c) reduce the amount of principal of an original issue discount Debt Security payable upon acceleration of the maturity thereof,
(d) change the place or currency of payment of principal of, or premium or interest, if any, on, any Debt Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, (f) change the provisions for defeasance or covenant defeasance (each as defined below) made applicable to any Debt Security, or (g) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

         The Holders of a majority in principal amount of the Outstanding Debt Securities of each series may, on behalf of all Holders of the Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. The Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series may, on behalf of all Holders of the Debt Securities of that series, waive any past default under the Indenture with respect to the Debt Securities of that series, except a default in the payment of principal, or premium or interest, if any, or in respect of a covenant or condition which cannot be waived without the consent of each Holder of the Debt Securities of that series.

REGARDING THE TRUSTEE

         The Company maintains deposit accounts and conducts other banking transactions with The Chase Manhattan Bank in the ordinary course of the Company's business. The Chase Manhattan Bank serves as trustee under another indenture with respect to certain of the Company's other senior debt securities.

                              PLAN OF DISTRIBUTION

         The Company may sell the Offered Securities (i) to or through underwriters or dealers; (ii) directly to purchasers; or (iii) through agents. The Prospectus Supplement with respect to the Offered Securities will set forth the terms of the offering of the Offered Securities, including the name or names of any underwriters, dealers or agents; the purchase price of the Offered Securities and the proceeds to the Company from such sale; any underwriting discounts and commissions or agency fees and other items constituting underwriters' or agents' compensation; any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which such Offered Securities may be listed. Any initial public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

         If underwriters are used in the sale, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Offered Securities will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters to purchase the Offered Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Offered Securities if any are purchased.

         If dealers are utilized in the sale of Offered Securities, the Company will sell such Offered Securities to the dealers as principals. The dealers may then resell such Offered Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

         The Offered Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Offered Securities in respect to which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

         The Offered Securities may be sold directly by the Company to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

         Agents, dealers and underwriters may be entitled under agreements with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

         Each series of Offered Securities will be a new issue of securities and will have no established trading market. Any underwriters to whom Offered
Securities are sold for public offering and sale may make a market in such Offered Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.The Offered Securities may or may not be listed on a national securities exchange. No assurance can be given that there will be a market for the Offered Securities.

                         VALIDITY OF OFFERED SECURITIES

         The validity of the Offered Securities will be passed upon for the Company by Miller, Nash, Wiener, Hager & Carlsen LLP, Portland, Oregon.

                                     EXPERTS

         The consolidated financial statements of the Company included in the Company's annual report on Form 10-K for the year ended December 31, 1996, have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their report included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

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         No person has been  authorized to give any  information  or to make any representations other than those contained in this Prospectus Supplement or the Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this Prospectus Supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein or therein is correct as of any time subsequent to the date of such information.

                                                  -----------------

                                                  TABLE OF CONTENTS

                                                Prospectus Supplement

                                                                                                                Page
Use of Proceeds..................................................................................................S-2
The Company......................................................................................................S-2
Capitalization...................................................................................................S-3
Selected Consolidated Financial Data.............................................................................S-4
Management's Discussion and Analysis of
  Financial Condition and Results of Operations..................................................................S-5
Business.........................................................................................................S-8
Description of the Debentures...................................................................................S-10
Underwriting....................................................................................................S-12
Validity of the Debentures......................................................................................S-13

                                                     Prospectus

Available Information..............................................................................................2
Incorporation of Certain Documents by Reference....................................................................3
The Company........................................................................................................3
Use of Proceeds....................................................................................................3
Ratio of Earnings to Fixed Charges.................................................................................4
Description of the Debt Securities.................................................................................4
Plan of Distribution..............................................................................................10
Validity of Offered Securities....................................................................................11
Experts...........................................................................................................11

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



================================================================================


                                  $200,000,000



                           Willamette Industries, Inc.



                                  $100,000,000
                              6.45% Debentures Due
                                February 1, 2005

                                  $100,000,000
                              7.00% Debentures Due
                                February 1, 2018




                                     [LOGO]





                              PROSPECTUS SUPPLEMENT
                                January 27, 1998








                              Salomon Smith Barney
                              Goldman, Sachs & Co.




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